

May 3, 2010

Mr. Shawn K. Poe
Chief Financial Officer
Ply Gem Holdings, Inc.
5020 Weston Parkway, Suite 400
Cary, NC 27513

Re: Ply Gem Industries, Inc.
      Registration Statement on Form S-4
      Filed April 12, 2010
      File No. 333-166013

Dear Mr. Poe:

We have limited our review of your filing to those issues that we have addressed in our comments. Where indicated, we think that you should revise your document in response to these comments. If you disagree, we will consider your explanation why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Revise the cover to indicate that the prospectus covers the offer of the related guarantees. See Item 501 of Regulation S-K.

Market and Industrial Data, page 2

2. We note your disclosure in the last sentence about your inability to guarantee the accuracy and completeness of any third party information contained in the prospectus. Clarify the extent to which you are cautioning shareholders in their evaluation of this data. More clearly

express the company's views regarding the reliability of the data and statistics in your registration statement. Remove language that suggests you are not responsible for assessing the reasonableness and soundness of the market data and other information. If the market and industrial data require disclaimers such as those presented here, it does not appear the market data contribute to an informed investor understanding of the market for the company's products and services as of the time of their potential investments. Consistent with basic plain English principles and Rule 421(b) as applicable, please assess your disclosure throughout the prospectus and revise as appropriate.

Risk Factors, page 15

3. We note the statement "Additional risks and uncertainties not currently known to us or those we currently deem to be immaterial may also materially and adversely affect us." Since you are required to disclose all risk factors that you believe are material at this time, please delete the statement.

Note Regarding Forward-Looking Statements, page 28

4. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please delete the reference to the Private Securities Litigation Reform Act of 1995. Alternatively, state explicitly that the safe harbor protection that the Act provides does not apply to statements made in connection with the offer.

The Exchange Offer, page 91

5. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what may ultimately be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that your offer will be open at least through midnight. See Rule 14d-1(g)(3).

Expiration Date; Extensions; Amendments; Termination, page 91

6. We note that you expressly reserve the right to delay acceptance of any initial notes. Clarify in what circumstances you will delay acceptance. For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state. Confirm that any delay will be consistent with Rule 14e-1(c) under the Exchange Act.

7. Confirm that you will disclose the approximate number of notes tendered to date with your public announcement of an extension as required by Rule 14e-1(d) under the Exchange Act.

Conditions to the Exchange Offer, page 97

8. We note the statement "We will not be deemed to have waived our rights to assert or waive these conditions if we fail at any time to exercise any of them." You may not waive implicitly an offer condition by failing to assert it. If you decide to waive a condition, you must announce expressly the decision in a manner reasonably calculated to inform noteholders of the waiver. Please revise.

Federal Income Tax Considerations, page 154

9. Please indicate that the discussion is the opinion of counsel.

10. We note the use of the word "certain" in the first sentence and the statement that the discussion "does not purport to be a complete analysis of all potential tax effects." Please revise your disclosure to indicate that the discussion describes the material United States federal income tax consequences of the exchange offer.

11. Please remove the statements in the first sentence of the fourth paragraph.

12. We note that counsel's opinion conveys some uncertainty regarding the material U.S. tax consequences of the exchange offer due to counsel's use of the word "should" in its statements rather than the word "will." Please revise to provide a "will" opinion or revise to clearly state that the opinion is subject to a degree of uncertainty, describe the degree of uncertainty, explain why a "will" opinion cannot be provided, and provide adequate risk factor disclosure setting forth the U.S. tax risks to investors.

13. Revise to remove the words "in general" and "generally" wherever they appear because the words may imply that investors cannot rely on the disclosure. Alternatively, describe the basis for any uncertainty of the federal income tax consequences for United States holders.

Undertakings, page II-12

14. Revise to include the applicable undertakings required by Item 512(a)(5) of Regulation S-K.

15. Please tell us the basis for including the undertakings set forth in subparagraphs (a), (b), and (d) of your Item 22 disclosure.

Exhibit 5.1

16. Provide written confirmation that counsel concurs with our understanding that the reference to the Delaware General Corporation Law in the penultimate paragraph includes the statutory provisions and all judicial decisions interpreting those laws.

Exhibits 5.2, 5.3, 5.4, and 8.1

17. We note that the opinions are limited to the date on which the opinions were given.   Please have counsel revise the opinions to speak as of or through the date of effectiveness.

Exhibit 8.1

18. We note your statement in the third paragraph on page 2 that you are of the opinion that "the statements set forth under the caption Federal Income Tax Considerations" . . . are an accurate description of the United States federal income tax consequences described therein." Please revise this statement to state clearly that the discussion in the Federal Income Tax Considerations section of the Prospectus is counsel's opinion rather than an accurate general description of the tax consequences.

19. Please revise the consent portion of the opinion to indicate that counsel also consents to the prospectus discussion of counsel's opinion.

Supplemental Letter

20. Your April 12, 2010 supplemental letter omits the representation that any broker-dealer participating in the exchange offer with respect to outstanding securities acquired for its own account as a result of market-making activities or other trading activities must confirm that it has not entered into any arrangement or understanding with you or an affiliate to distribute the exchange securities. Please revise.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the registrant and co-registrants request acceleration of the effective date of the pending registration statement, they should furnish a letter at the time of the request acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant and co-registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The registrant and co-registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397.

Very truly yours,

Jay E. Ingram
Legal Branch Chief

cc: By facsimile to (212) 757-3990 and U.S. Mail
        John C. Kennedy, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP
        1285 Avenue of the Americas
        New York, NY 10019-6064